Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Nigeria: Total signs farm-in agreement for 40% of block OPL 215

Paris, June 9, 2005 — Total announces that the company’s Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd. (EPNL), has signed a farm-in agreement with NorEast Petroleum Nigeria Ltd., for the Oil Prospecting License (OPL) 215 offshore southwest Nigeria.

OPL 215 is located in the central part of the Niger Delta and covers an area near to 2,500 square kilometres in water depths between 200 to 1,600 metres.

With this agreement, Total has acquired a 40% participating interest in OPL 215. Total is the technical partner and will operate the block on behalf of NorEast Petroleum.

Present in Nigeria since 1962, Total’s equity production in 2004 stood at 271,000 barrels of oil equivalent per day. More than doubling since 1999 with the start-up of Amenam/Kpono, the Group’s production promises a strong continued growth in the years to come with the completion of Akpo in 2008 and future development of Usan (block 222). These projects are complemented by Total’s stake in the Bonny Liquefied Natural Gas plant with trains 4, 5 and 6 coming on stream within three years.

The signing of this contract confirms Total’s growth and diversification strategy in Nigeria while demonstrating its commitment to and confidence in the country’s oil and gas industry’s development potential.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com